

August 22, 2013

<u>Via E-mail</u>
John E. Vollmer III
Chief Financial Officer
Patterson-UTI Energy, Inc.
450 Gears Road, Suite 500
Houston, Texas 77067

      Re: **Patterson-UTI Energy, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2012
             Filed February 13, 2013
             Response Letter Dated August 6, 2013
             File No. 000-22664

Dear Mr. Vollmer:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2012</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24</u>

1.   We have considered your response to comment one in our letter dated July 23, 2013 and note that your definition of "margin" excludes depreciation and amortization. Where you disclose or discuss your margin results, please include a statement or footnote that separately identifies the amounts of depreciation and amortization excluded from the applicable margin. In addition, you should address any material changes in the excluded depreciation and amortization amounts between periods, if applicable. Refer to Item 302(a)(1) of Regulation S-K, which defines gross profit as a measure that includes costs and expenses associated directly with or allocated to products sold or services rendered.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant